Exhibit 99.1

BOS Announces a Strategic Agreement with RFKeeper

RISHON LEZION, Israel, March 26, 2019 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced today that its RFID and Mobile Division has signed a representative agreement with RFKeeper Ltd. (www.rfkeeper.com).

RFKeeper, an Israeli start-up company, is a provider of an RFID cloud-based platform for retailers. The RFKeeper platform, used by international customers, optimizes the supply chain operations, reduces inventory shrinkage and increases sales. The platform offers retailers real-time item-level control and visibility at the Point of Sale, for both online and in-store operations ("Smart Store").

Yuval Viner BOS' Co-CEO, stated: "BOS provides inventory counting and tracking services using a proprietary software and a skilled workforce, to more than 2,000 retail stores in Israel. We anticipate that retailers will increasingly transform into the Smart Store model, of automatic management and tracking of items’ movement in and out of the store’s inventory space. RFKeeper’s innovative RFID platform has demonstrated its success through installations around the world. We look forward to being the representative for the sale and integration of the RFKeeper platform in Israel.

Haim Bar-On, RFKeeper’s CEO, stated: “We are seeing an increased market demand for Smart Store solutions. We selected BOS' as the integrator of our RFID software platform due to its extensive experience in RFID integration, expertise in logistic processes and strong footprint in the Israeli retail market.”

Eyal Cohen, BOS' CEO and CFO, stated:" We are pleased to have been selected to represent RFKeeper in Israel. This agreement is a direct result of our extensive efforts to execute our strategic growth plan and it will enable BOS to gain exposure to, and to benefit from, the expected investments of retailers in transforming to Smart Stores. We are also excited about our acquisition of the assets of Imdecol Ltd, announced a few days ago. We expect that following this acquisition, BOS will be well positioned to effectively target the anticipated investments of manufacturers in Smart Factories. In addition, we continue to evaluate opportunities to expand our business via complementary acquisitions."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’ existing business; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For more information:

International John Nesbett IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Israel Iris Lubitch Smart Team 0542528007 iris@smartteam.co.il	Company Contact Eyal Cohen, Co-CEO & CFO BOS +972-542525925 eyalc@boscom.com